UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Nvstr Technologies Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
April 21, 2015

Physical address of issuer
135 Madison Ave, 5th Floor, New York, NY 10016

Website of issuer's wholly owned subsidiary
www.nvstr.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed-1 Preferred Stock

Target number of Securities to be offered
40,323

Price (or method for determining price)
$0.62

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
April 24, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$163,237	$136,164
Cash & Cash Equivalents	$13,896	$20,888
Accounts Receivable	$0	$0
Short-term Debt	$62,778	$40,586
Long-term Debt	$0	$0
Revenues/Sales	$17,709	$4,496
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$300
Net Income (Loss)	($1,076,434)	($848,818)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
January 22, 2021

Nvstr Technologies Inc.



Up to $1,000,000 of Series Seed-1 Preferred Stock

Nvstr Technologies Inc. ("Nvstr Technologies", "Nvstr", the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Series Seed-1 Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 24, 2021. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by April 24, 2021, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by April 9, 2021 will be permitted to increase their subscription amount at any time on or before April 24, 2021, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after April 9, 2021. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to April 24, 2021, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to

future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2021.

Once posted, the annual report may be found on the website of the Company, which is currently in development, at: www.nvstrtechnologies.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/nvstr

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Nvstr Technologies Inc. ("the Company") was formed as Nvstr Technologies LLC on April 21, 2015 ("Inception") under the laws of the State of Delaware. On November 1, 2019, Nvstr Technologies LLC was converted into Nvstr Technologies Inc. Nvstr Technologies Inc. is the parent of its wholly owned subsidiary, Nvstr Financial LLC. The Company's headquarters are located in New York, New York.

The Company is located at 135 Madison Ave, 5th Floor, New York, NY 10016.

The Company does not currently maintain a public website. The website of its wholly owned subsidiary, Nvstr Financial LLC, is https://www.nvstr.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/nvstr and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series Seed-1 Preferred Stock being offered	$25,000
Maximum amount of Series Seed-1 Preferred Stock	$1,000,000
Purchase price per Security	$0.62
Minimum investment amount per investor	$1,000
Offering deadline	April 24, 2021
Use of proceeds	See the description of the use of proceeds on page 13, 14, and 16 hereof.
Voting Rights	See the description of the voting rights on pages 14 and 18 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Nvstr Financial LLC is not involved or participating in this offering. Nvstr Financial LLC, subsidiary of Nvstr Technologies Inc., is a FINRA-licensed broker-dealer. Securities on the Nvstr app and website are offered through Nvstr Financial LLC. Nvstr Technologies Inc. is not a registered broker-dealer. This is not a recommendation or solicitation by Nvstr Financial LLC to invest in any security or investment.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Financial Technology market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway for 2 months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's cash position is relatively weak. The Company currently has $102,000 in cash balances as of December 31, 2020. This equates to 1-2 months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The use of individually identifiable data by the Company's business, their business associates and third parties is regulated at the state, federal, and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause the Company's business and results of operations to suffer materially. Additionally, the success of the Company's online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine the Company's security measures. As a result, unauthorized parties may obtain access to the Company's data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of the Company's customer transaction processing capabilities and personal data. If any such compromise of its security or the security of information residing with the Company's business associates or third parties were to occur, it could have a material adverse effect on the Company's reputation, operating results, and financial condition. Any compromise of the Company's data security may materially increase the costs the Company incurs to protect against such breaches and could subject the Company to additional legal risk.

The Company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm their business. The technology and use of the technology in the Company's product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject the Company to substantial monetary fines and other penalties that could negatively affect their financial condition and results of operations.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

The Company is subject to rapid technological change and dependence on new product development. Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These record-keeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company has not filed a Form D for its prior offering of securities. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company has outstanding SAFEs. The company entered into Simple Agreements for Future Equity ("SAFE") with investors in 2019 and 2020 for an aggregate purchase amount of $1,373,000. During 2019, the Company entered into Simple Agreements for Future Equity ("SAFE") with various investors for an aggregate purchase amount of $203,000. The agreements, which provide the right of the investors to future equity in the Company, are subject to a discount rate of 80%. During 2020, the Company entered into Simple Agreements for Future Equity ("SAFE") with various investors for an aggregate purchase amount of $425,000. The agreements, which provide the right of the investors to future equity in the Company, are subject to a discount rate of 80%. Also during 2020, the Company entered into Simple Agreements for Future Equity ("SAFE") with various investors for an aggregate purchase amount of $745,000. The agreements, which provide the right of the investors to future equity in the Company, are subject to a valuation cap of $8,000,000. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock of the Company equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. This SAFE will automatically terminate, without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE, immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this SAFE under an Equity Financing; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to liquidity event or dissolution event. As of December 31, 2019, SAFE instruments have an outstanding balance of $203,000 and as of December 31, 2020, SAFE instruments have an outstanding balance of $1,373,000. None of the SAFEs have been converted into Equity.

The reviewing CPA has included a going concern note in the reviewed financials. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,076,432, an operating cash flow loss of $1,049,991 and liquid assets in cash of only $13,896 as of December 31, 2019. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Series Seed-1 Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed-1 Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed-1 Preferred Stock. Because the Series Seed-1 Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed-1 Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Series Seed-1 Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed-1 Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 81.9% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series Seed-1 Preferred Stock may be subject to dilution. Purchasers of Series Seed-1 Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series Seed-1 Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series Seed-1 Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series Seed-1 Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series Seed-1 Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

Nvstr Technologies Inc. is a software company that produces software that enables brokerage firms to offer a modern, social investing experience to their self-directed brokerage customers. The subsidiary of the Company, Nvstr Financial LLC, is a registered broker-dealer that offers self-directed digital brokerage services through its website and mobile apps, using the software of the parent company.

Business Plan

Individual investors today face a huge problem when trying to make good investing decisions. It can take hours to research just a single stock. Information is spread out all over the internet - on search engines (Google), news outlets (CNBC, WSJ, Bloomberg), investing blogs (SeekingAlpha), social platforms (Twitter), and financial data sources (Yahoo! Finance). Existing brokerages don't help with this information enough - they cater to bare-bones execution, or technical and options trading. We believe the whole process is disjointed, unreliable, and time-consuming.

Nvstr makes smart investing easy by streamlining the investing stack in one investing platform. We have content from experts, a smart investing community, as well as trusted and curated news sources. You can follow and engage with friends and experts as part of our investing community. Everything is personalized with machine learning to give long-term investors just what they need. Our patent-pending portfolio optimization technology helps you stay diversified and manage risk. Nvstr is the single platform to effortlessly discover, discuss, & deploy investment ideas.

The Nvstr community has grown to over 25,000 members, and revenue has increased 10x in the last 12 months since November 2019. In December 2020, we handled a record number of trades and saw our highest monthly user count ever. This round will help us further build the community and serve the large market of long-term stock investors who have been neglected in the current wave of fintech innovation.

Litigation

None.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.50% of the proceeds, or $47,5000, towards offering expenses; and
- If the Company raises the Maximum Amount through Regulation CF, it will use 8.50% of the proceeds, or $85,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Sales & Marketing	33%	54%	54%
Employees & Contractors	13%	22%	22%
Trading Operations	6%	11%	11%

Other	48%	13%	13%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Bernard George	Co-Founder & CEO	Responsible for general management of the company and its subsidiary.
Patrick Aber	Co-Founder & COO	Responsible for management and operations of the company and its subsidiary.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Class A Common Stock	9,000,000	Yes	N/A	58.75%	
Class B Common Stock	3,691,055	No	N/A	24.09%	Convertible into Class A
SAFEs	$1,373,000 (approx. 2,629,368 equiv. preferred shares)	N/A	N/A	17.16%	Conversion based on 20% discount and/or $8 million valuation cap

The Company will create an unallocated option pool of 5% with this offering round.

The Company also has an Employee 'Phantom' Equity Plan and these outstanding awards are payable in cash or shares. The 'Phantom' equity pool is economically equivalent to 774,574 equivalent units of Class B Common Shares. The Company also has a Referral Incentive Plan that consists of phantom appreciation rights. The Referral Incentive Plan is economically equivalent to 60,680 equivalent units to options on Class B Common Shares. Please see the Reviewed Financials in Exhibit B for more details on these 'phantom' units.

The Company has the following debt outstanding:

The Company has no current long-term liabilities. See detailed report in Reviewed Financials in Exhibit B.

On April 21, 2020 the company entered into the Paycheck Protection Program ('PPP') loan contract with Silicon Valley Bank in the amount of $44,581, which bears an interest rate of 1% per annum. On the date which is twenty-four (24) months from the date of this Note (the "Maturity Date"), Borrower shall pay to Lender any and all unpaid principal plus accrued and unpaid interest plus interest accrued during the Deferral Period. This Note will mature on the Maturity Date. On November 25, 2020, the loan forgiveness request was approved, so there is no remaining debt outstanding per this loan.

Ownership

A majority of the Company is owned by two individuals. Those individuals are Bernard George and Patrick Aber.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Bernard George	6,726,798 Common Stock and 183,845 Preferred Stock	45.11%
Patrick Aber	3,663,498 Common Stock and 42,131 Preferred Stock	24.19%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Nvstr Technologies LLC was formed on April 21, 2015 ("Inception") in the State of Delaware. On November 1, 2019 Nvstr Technologies LLC was converted into Nvstr Technologies Inc. (which may be referred to as the "Company", "we," "us," or "our"). Nvstr Technologies Inc. is the parent of its wholly owned subsidiary Nvstr Financial LLC. The Company's headquarters are located in New York, New York.

Nvstr Technologies Inc. is a software company that produces software that enables brokerage firms to offer a modern, social investing experience to their self-directed brokerage customers. The subsidiary Nvstr Financial LLC is a registered broker-dealer that offers self-directed digital brokerage services through its website and mobile apps, using the software of the parent company.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $101,792 cash on hand as of December 31, 2020, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $10,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering

Pre-Seed Round 2 SAFEs	Dec. 31, 2020	Regulation D	SAFEs ($8M val. cap) "Simple Agreement for Future Equity"	$745,000	Continuing working capital
Pre-Seed Round 1 SAFEs	Mar. 10, 2020	Regulation D	SAFEs (20% Discount)	$628,000	Continuing working capital
Angel Round 2 Class B Common Stock	Aug. 9, 2019	Regulation D	Class B Common Stock	2,658,200 shares $1,992,000	Continuing working capital
Angel Round 1 Class B Common Stock	Feb. 1, 2017	Regulation D	Class B Common Stock	1,032,855 shares $774,000	Continuing working capital

As of December 31, 2020, none of the SAFEs have been converted into Equity.

THE OFFERING AND THE SECURITIES

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed-1 Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed-1 Preferred Stock to accredited investors on substantially the same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information rights; and
- a right of first refusal for the transfer of Series Seed-1 Preferred Units by a key holder, if the Company does not exercise that right.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Series Seed-1 Preferred Stock in the Regulation D offering converts under similar terms to the Series Seed-1 Preferred Stock in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Series Seed-1 Preferred Stock. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes

Rights and Preferences
None

Previously Issued Preferred Stock
None.

Series Seed-1 Preferred Stock

Dividend Rights
Holders of Series Seed-1 Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Seed-1 Preferred Stock is outstanding, holders of Series Seed-1 Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed-1 Preferred Stock voting as a separate class. These matters include any vote to:

• alter the rights, powers or privileges of the Series Seed-1 Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed-1 Preferred Stock;
• increase or decrease the authorized number of shares of any class or series of capital stock;
• authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
• redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
• declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
• increase or decrease the number of directors;
• liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed-1 Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed-1 Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed-1 Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed-1 Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed-1 Preferred Stock Investment Agreement

Under the Series Seed-1 Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed-1 Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is a right of first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed-1 Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder

As an investor in Series Seed-1 Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series Seed-1 Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed-1 Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
    1. To the Company that sold the Securities
    2. To an accredited investor
    3. As part of an Offering registered with the SEC (think IPO)
    4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Bernard George

_____
(Signature)

Bernard George

_____
(Name)

Founder & CEO

_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Bernard George

_____
(Signature)

Bernard George

_____
(Name)

Founder & CEO

_____
(Title)

January 22, 2021

_____
(Date)

/s/Patrick Aber

_____
(Signature)

Patrick Aber

_____
(Name)

Founder & COO

_____
(Title)

January 22, 2021

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

NVSTR TECHNOLOGIES, INC.

CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
YEAR ENDED DECEMBER 31, 2019 AND 2018

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Nvstr Technologies, Inc.
New York, New York

We have reviewed the accompanying consolidated financial statements of Nvstr Technologies, Inc. (the "Company,"), which comprise the consolidated balance sheets as of December 31, 2019 and December 31, 2018, and the related consolidated statement of operations, statements of shareholders' equity (deficit), and cash flows for the years ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

December 23, 2020
Los Angeles, California

NVSTR Technologies, INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	13,896	$	20,888
Prepaids and other current assets		149,340		115,276
Total current assets		**163,237**		**136,164**
Intantible assets		50,493		88,808
Security deposits		4,350		4,350
Total assets	$	**218,080**	$	**229,322**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	11,826	$	20,306
Credit Card		20,588		10,503
Other current liabilities		30,363		9,777
Total current liabilities		**62,778**		**40,586**
Total liabilities		**62,778**		**40,586**
STOCKHOLDERS EQUITY				
Members' equity		-		2,176,000
Common Stock Class A		90		-
Common Stock Class B		37		-
Issuance of future equity obligations(SAFEs)		153,000		-
Additional Paid In Capital (APIC)		3,065,873		-
Retained earnings/(Accumulated Deficit)		(3,063,698)		(1,987,264)
Total stockholders' equity		**155,302**		**188,736**
Total liabilities and stockholders' equity	$	**218,080**	$	**229,322**

See accompanying notes to financial statements.

NVSTR Technologies, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2019**	**2018**
(USD $ in Dollars)		
Net revenue	$ 17,709	$ 4,496
Cost of goods sold	-	-
Gross profit	17,709	4,496
Operating expenses		
General and administrative	1,014,484	826,367
Sales and marketing	79,700	29,267
Total operating expenses	1,094,185	855,634
Operating income/(loss)	(1,076,475)	(851,138)
Interest expense	-	-
Other Loss/(Income)	(42)	(2,620)
Income/(Loss) before provision for income taxes	(1,076,434)	(848,518)
Provision/(Benefit) for income taxes	-	300
Net income/(Net Loss)	**$ (1,076,434)**	**$ (848,818)**

See accompanying notes to financial statements.

NVSTR Technologies, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Class A		Common Stock Class B		Additional Paid in Capital	Members' Equity	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2017	-	$ -	-	$ -	$ -	$ 1,436,000	$ (1,138,447)	$ 297,553
Members' contribution	-	-	-	-	-	740,000		740,000
Net income/(loss)							(848,818)	(848,818)
Balance—December 31, 2018	-	$ -	-	$ -	$ -	2,176,000	$ (1,987,264)	$ 188,736
Conversion of members' equity into Common stock Issuance of additional	9,000,000	90	3,691,055	37	3,065,873	(2,176,000)		890,000
Issuance of future equity obligations					153,000			
Net income/(loss)							(1,076,434)	(1,076,434)
Balance—December 31, 2019	**9,000,000**	**$ 90**	**3,691,055**	**$ 37**	**$ 3,218,873**	**$ -**	**$ (3,063,698)**	**$ 2,302**

See accompanying notes to financial statements.

NVSTR Technologies, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,076,434)	$	(848,818)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of intangibles		38,315		38,315
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets		(34,065)		(22,317)
Accounts payable and accrued expenses		(8,479)		20,306
Credit Cards		10,085		(1,447)
Other current liabilities		20,586		2,842
Security deposit				26,531
Net cash provided/(used) by operating activities		**(1,049,991)**		**(784,589)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		890,000		-
Members' contribution				740,000
Issuance of future equity obligations		153,000		-
Net cash provided/(used) by financing activities		**1,043,000**		**740,000**
Change in cash		(6,991)		(44,589)
Cash—beginning of year		20,888		65,477
Cash—end of year	$	**13,896**	$	**20,888**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Nvstr Technologies LLC was formed on April 21, 2015 ("Inception") in the State of Delaware. On November 1, 2019 Nvstr Technologies LLC was converted into Nvstr Technologies Inc. Nvstr Technologies Inc. is the parent of its wholly owned subsidiary Nvstr Financial LLC. The financial statements of Nvstr Technologies Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

Nvstr Technologies Inc. is a software company that produces software that enables brokerage firms to offer a modern, social investing experience to their self-directed brokerage customers. The subsidiary Nvstr Financial LLC is a registered broker-dealer that offers self-directed digital brokerage services through its website and mobile apps, using the software of the parent company.

2. SUMMARY SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of Nvstr Technologies Inc. and Nvstr Financial LLC, a wholly owned subsidiary over which Nvstr Technologies Inc. exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Intangible Assets

The company capitalizes its acquired intangibles, such as software and domain names. Intangible assets are amortized over 5 years on straight line basis.

Impairment of Long-lived Assets

Long-lived assets, such as identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Nvstr Technologies Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company will recognize revenues primarily from providing of services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Nvstr Technologies Inc. does not have any paying customers for its software, but hopes to offer its services to other businesses in the financial services sector in the future.

Nvstr Financial LLC offers its services through the website www.nvstr.com and the Nvstr mobile apps which are available on the Apple App Store and Google Play store. About 1/3 of new clients come in through referrals made by existing clients, and the rest find out about the services mainly through digital advertising on Facebook, Instagram, Google, the Apple App Store and the Google Play store.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 23, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2019	2018
Prepaid Expenses	3,439	19,182
Prepaid Finra Registration Fees	20,487	
Clearing Deposit - APEX	125,000	75,000
FINRA Registration Fees		19,853
Apex Fee Account	314	1,141
FINRA CRD Account	100	100
Total Prepaids Expenses and other Current Assets	$ 149,340	$ 115,276

Other current liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Accrued expenses	30,360	9,776
Phantom Stock Comp Payable	3	1
Total Other Current Liabilities	**30,363**	**9,777**

4. INTANGIBLE ASSETS

As of December 31, 2019, intangible assets consist of:

As of Year Ended December 31,	2019	2018
Capitalized Software	190,261	190,261
Domain Names	3,934	3,934
Intangible assets, at cost	**194,195**	**194,195**
Accumulated amortization	(143,702)	(105,387)
Intangible assets, Net	$ **50,493**	$ **88,808**

Amortization expense for the fiscal year ended December 31, 2019 and December 31, 2018 was in the amount of $38,315 in both years. The schedule of future amortization is as follows:

Period	Amortization Expense
2020	$ (38,315)
2021	(12,178)
2022	
2023	
Thereafter	
Total	**$ (50,493)**

5. FUTURE EQUITY OBLIGATIONS

During 2019, The company entered into Simple Agreements for Future Equity ("SAFE") with four investors for an aggregate purchase amount of $ 203,000. The agreements, which provide the right of the investors to future equity in the Company, are subject to a discount rate of 80%.

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock of the Company equal to the Purchase Amount divided by the Conversion Price.

If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Equity Financing; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to liquidity event or dissolution event.

As of December 31, 2019, SAFE instruments have outstanding balance of $ $203,000. None of the SAFEs have been converted into Equity.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

The Company's authorized share capital consisted of 30,000,000 of common shares class A with a par value of $ 0.00001 and 20,000,000 of common shares class B with a par value of $ 0.00001. As of December 31, 2019, 9,000,000 of Class A and 3,691,055 of Class B have been issued and outstanding.

7. SHAREBASED COMPENSATION

Phantom Stock Plan

On May 4, 2016 the company created a Phantom Equity Plan, whose purpose is to provide deferred compensation to certain key employees and management of the company. The award is in the form of phantom common stock, which allows employee to receive additional compensation in the event of sale of the company's stock or assets. The value of this phantom share award is calculated by dividing of Fair Market Value of the Company by the sum of: (a) the total number of Units outstanding; plus (b) the total number of Phantom Units which have vested as of the date of such determination. There is different vesting schedule, with the most of Phantom Stocks vesting from 30 to 48 months.

A summary of the changes in the number of outstanding phantom stock awards during the year ended December 31, 2019 for the Phantom Plans is provided below:

	Number of Awards
Outstanding at December 31, 2017	176,983
Granted	93,497
Settled	-
Forfeited	
Outstanding at December 31, 2018	270,480
Granted	499,751
Settled	-
Forfeited	
Outstanding at December 31, 2019	770,231

A summary of liabilities for shares vested and compensation costs recognized in "General and administrative" in our Statements of Operations for the Director Phantom Stock Plan is provided below:

	Year Ended December 31,			
	2019	2018	2017	2016
Liabilities for shares vested	$ 3.11	$ 0.93	$ 0.25	$ 0.11
Compensation expenses (benefit)	$ 2.18	$ 0.57	$ 0.25	$ 0.11

While the Stock Incentive Plan currently serves as our primary equity plan, the terms of the Phantom Stock Plans will continue to govern all awards granted under the Phantom Stock Plans until such awards have been settled, forfeited, canceled or have otherwise expired or terminated

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (219,182)	$ (212,204)
Valuation Allowance	219,182	212,204
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (611,432)	$ (392,250)
Valuation Allowance	611,432	392,250
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2019, the Company had net operating loss ("NOL") of $876,728 and the Company had net operating loss ("NOL") carryforwards of approximately $199,678. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

9. COMMITMENTS AND CONTINGENCIES

Operating Lease

On February 5, 2018, the company entered into a membership agreement with WeWork. On March 4, 2019, the company renew the contract with a new 23 month commitment term, which will expire on February 28, 2021. Monthly rental fee is $2,900 per month, with a $667 discount applied from April 1, 2019. Security deposit is $4,350. Rent expense as of December 31, 2019 and December 31, 2018 was $ 11,213 and $12,350, respectively

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2019, are as follows

As of Year Ended December 31, 2019	
2020	$ 26,796
2021	4,466
2022	-
Thereafter	-
Total future minimum operating lease payments	**$ 31,262**

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. RELATED PARTY

There is no related party transactions.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 23, 2020, the date the financial statements were available to be issued.

On April 21, 2020 the company entered into the Paycheck Protection Program ('PPP') loan contract with Silicon Valley Bank in the amount of $ 44,581, which bears interest rate of 1% per annum. On the date which is twenty-four (24) months from the date of this Note (the "Maturity Date"), Borrower shall pay to Lender any and all unpaid principal plus accrued and unpaid interest plus interest accrued during the Deferral Period. This Note will mature on the Maturity Date. On November 25, 2020, the loan forgiveness request has been approved, so there is no remaining outstanding per this loan.

During 2020, The company entered into Simple Agreements for Future Equity ("SAFE") with various investors for an aggregate purchase amount of $ 1,115,000,000. The agreements, which provide the right of the investors to future equity in the Company, are subject to discount rate of 80% and/or valuation cap of $8,000,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,076,432, an operating cash flow loss of $1,049,991 and liquid assets in cash of only $13,896 as of December 31, 2019. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

In relation to the raise disclosed in note 11, as of December 31, 2019, the Company has $50,000 in committed investments. The funds were received as of January 3, 2020. In addition, the Company has a $125,000 deposit at Apex Clearing as of December 31, 2019.

EXHIBIT C
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Nvstr

A digital brokerage platform that makes smart investing engaging

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$1,000	$10,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

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Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: www.nvstr.com

Nvstr is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

> Monthly revenue has grown to 10x in the last 12 months (since November 2019), including a 78% increase from September to November 2020

> Platform has grown to 25,000+ accounts, including 15,000+ brokerage accounts

> Key investors include former employees of and investors in Google, Zscaler, Betterment, Merrill Lynch, and more

> Team has education and experience from Harvard, JPMorgan, Merrill Lynch, Carlyle, and Electronic Arts

> 78% of weekly Nvstr mobile app users checked their feed multiple times per week on average in December 2020

Fundraise Highlights

> Total Round Size: US $1,000,000

> Raise Description: Seed-1

> Minimum Investment: US $1,000 per investor

> Security Type: Preferred Equity

> Pre-Money valuation : US $10,000,000

> Target Minimum Raise Amount: US $500,000

> Offering Type: Side by Side Offering

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Individual investors today face a huge problem when trying to make good investing decisions. It can take hours to research just a single stock. Information is spread out all over the internet - on search engines (Google), news outlets (CNBC, WSJ, Bloomberg), investing blogs (SeekingAlpha), social platforms (Twitter), and financial data sources (Yahoo! Finance). Existing brokerages don't help with this information enough - they cater to bare-bones execution, or technical and options trading. We believe the whole process is disjointed, unreliable, and time-consuming.

Nvstr makes smart investing easy by streamlining the investing stack in one investing platform. We have content from experts, a smart investing community, as well as trusted and curated news sources. You can follow and engage with friends and experts as part of our investing community. Everything is personalized with machine learning to give long-term investors just what they need. Our patent-pending portfolio optimization technology helps you stay diversified and manage risk. Nvstr is the single platform to effortlessly discover, discuss, and deploy investment ideas.

The Nvstr community has grown to over 25,000 members, and revenue has increased 10x in the last 12 months since November 2019. In December 2020, we handled a record number of trades and saw our highest monthly user count ever. This round will help us further build the community and serve the large market of long-term stock investors who have been neglected in the current wave of fintech innovation.

Gallery





Smart Investing for Everyone.

Media Mentions



The Team

Founders and Officers



Bernard George
CEO

Portfolio Manager at JPMorgan, Credit Suisse, and $13bn hedge fund C12 Capital

Two-time US Physics Olympiad Team member

Harvard University, AB in Physics



Patrick Aber
COO

Managed money at Tower Research Capital and The Carlyle Group

Conducted research for renowned Harvard Business School professor Josh Lerner

Harvard University, AB in Applied Math/Economics

Key Team Members



Hayden Cacace
Director of Product
Engineering



Eric Martin
Director of Digital Marketing



Jeff Black
VP of Content and Education



Eric Hasselbring
Lead Front-End Developer

Notable Advisors & Investors



Peter Christodoulo
Investor, Partner, Francisco
Partners; Board Member,
Betterment



BoxOne Ventures
Investor, VC firm



Andy Brown
Investor, CEO, Sand Hill East;
Board Member Zscaler
(NASDAQ: ZS), Guidewire
(NYSE: GWRE)



Kan Liu
Investor, Senior Director of
Product Management, Google



Ali Rana
Investor, Global Head of
Product Partnerships, Snap



Jerry Labowitz
Investor, Former Head of
Equity Research: Americas,
Merrill Lynch; II Hall of Fame

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed-1
Round size:	US $1,000,000
Minimum investment:	US $1,000
Target Minimum:	US $500,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $0.62
Pre-Money valuation:	US $10,000,000
Option pool:	5.0%
Is participating?:	False
Liquidation preference:	1.0x

Additional Terms

Custody of shares	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Nvstr has set an overall target minimum of US $500,000 for the round, Nvstr must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Nvstr's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised
Sales & Marketing
Employees & Contractors
Trading
Other

If Maximum Amount Is Raised
Sales & Marketing
Employees & Contractors
Trading
Other

Investor Perks

$1,000 investment: 3 months free Nvstr membership

$5,000 investment: 3 months free + $100 in your account

$10,000 investment: 6 months free + $200 in your account

$50,000 investment: 6 months free + $200 in your account + preferred access to founders (email, phone, and video)

$100,000 investment: 6 months free + $200 in your account + annual in-person meeting with founders

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Nvstr's prior rounds by year.



$11000000
$10000000
$9000000
$8000000
$7000000
$6000000
$5000000
Other Angel Round 1 (Common)
Other Angel Round 2 (Common)
Other Pre-Seed 1 (SAFE)
Other Pre-Seed 2 (SAFE)
Current Seed-1 (Preferred)

This chart does not represent guarantees of future valuation growth and/or declines.

Angel Round 1

Round Size	US $774,000
Closed Date	Feb 1, 2017
Security Type	Common Equity
Pre-Money valuation	US $6,000,000

Angel Round 2

Round Size	US $1,992,000
Closed Date	Aug 9, 2019
Security Type	Common Equity
Pre-Money valuation	US $8,000,000

Pre-Seed 1

Round Size	US $628,000
Closed Date	Mar 10, 2020
Security Type	SAFE Note
Valuation Cap	US $8,000,000

Pre-Seed 2

Round Size	US $745,000
Closed Date	Dec 31, 2020
Security Type	SAFE Note
Valuation Cap	US $8,000,000

Market Landscape



U.S. Brokerage Industry Revenue (Source: St. Louis Federal Reserve Bank)

Nvstr is focused on serving long-term, self-directed investors. This is a market of 40+ million customers, which has been neglected by other players. Players whose innovation over the last decade has focused on two extremes of the investing market: passive robo-advisors and active trading/options platforms.

On one end of the spectrum, fully passive robo-advisor solutions like Betterment and Wealthfront disrupted the traditional investment advisory business with lower-cost, digital-first offerings. Despite the press it's received, the robo-advisor use case is still relatively small compared to self-directed investing. For example, Robinhood alone has over 10x as many accounts as the two largest independent robo-advisors, Betterment and Wealthfront, combined.

On the other end of the spectrum are active trader products for day-traders, technical analysts, and *pro-sumer* options traders. Brokerages have been incentivized to encourage the active trading use case because that's how they make their money - traditionally through commissions and now through payment for order flow. Competitors here include both apps aimed at younger traders, such as Robinhood and WeBull, and specialty products from incumbents, including Fidelity Active Trader Pro, Power E*TRADE, and Interactive Brokers. Active trading too is a relatively small niche - Pew Research estimated that 86% of individual brokerage account holders identify as long-term investors rather than short-term traders.

This evolution of the landscape has left a large hole right in the middle of a large and growing market. We built Nvstr as the single destination for long-term stock investors to find the content, community, and tools they need to make better investing decisions. Over time there's an opportunity to further expand into investment advice, fund management, financial planning, and advice.

Risks and Disclosures

Nvstr Financial LLC is not involved or participating in this offering. Nvstr Financial LLC, subsidiary of Nvstr Technologies Inc., is a FINRA-licensed broker-dealer. Securities on the Nvstr app and website are offered through Nvstr Financial LLC. Nvstr Technologies Inc. is not a registered broker-dealer. This is not a recommendation or solicitation by Nvstr Financial LLC to invest in any security or investment.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Financial Technology market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway for 2 months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's cash position is relatively weak. The Company currently has $102,000 in cash balances as of December 31, 2020. This equates to 1-2 months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The use of individually identifiable data by the Company's business, their business associates and third parties is regulated at the state, federal, and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause the Company's business and results of operations to suffer materially. Additionally, the success of the Company's online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine the Company's security measures. As a result, unauthorized parties may obtain access to the Company's data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of the Company's customer transaction processing capabilities and personal data. If any such compromise of its security or the security of information residing with the Company's business associates or third parties were to occur, it could have a material adverse effect on the Company's reputation, operating results, and financial condition. Any compromise of the Company's data security may materially increase the costs the Company incurs to protect against such breaches and could subject the Company to additional legal risk.

The Company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm their business. The technology and use of the technology in the Company's product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject the Company to substantial monetary fines and other penalties that could negatively affect their financial condition and results of operations.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

The Company is subject to rapid technological change and dependence on new product development. Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These record-keeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company has not filed a Form D for its prior offering of securities. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company has outstanding SAFEs. The company entered into Simple Agreements for Future Equity ("SAFE") with investors in 2019 and 2020 for an aggregate purchase amount of $1,373,000. During 2019, the Company entered into Simple Agreements for Future Equity ("SAFE") with various investors for an aggregate purchase amount of $203,000. The agreements, which provide the right of the investors to future equity in the Company, are subject to a discount rate of 80%. During 2020, the Company entered into Simple Agreements for Future Equity ("SAFE") with various investors for an aggregate purchase amount of $425,000. The agreements, which provide the right of the investors to future equity in the Company, are subject to a discount rate of 80%. Also during 2020, the Company entered into Simple Agreements for Future Equity ("SAFE") with various investors for an aggregate purchase amount of $745,000. The agreements, which provide the right of the investors to future equity in the Company, are subject to a valuation cap of $8,000,000. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock of the Company equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. This SAFE will automatically terminate, without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE, immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this SAFE under an Equity Financing; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to liquidity event or dissolution event. As of December 31, 2019, SAFE instruments have an outstanding balance of $203,000 and as of December 31, 2020, SAFE instruments have an outstanding balance of $1,373,000. None of the SAFEs have been converted into Equity.

The reviewing CPA has included a going concern note in the reviewed financials. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,076,432, an operating cash flow loss of $1,049,991 and liquid assets in cash of only $13,896 as of December 31, 2019. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events \u2014 through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneuror management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may nothave the benefit of such professional investors.



Nvstr's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Nvstr's Form C

Data Room

NAME	LAST MODIFIED	TYPE
> 🗁 Financials (3 files)	Dec 1, 2020	Folder
> 🗁 Fundraising Round (1 file)	Dec 1, 2020	Folder
> 🗁 Investor Agreements (1 file)	Dec 1, 2020	Folder
> 🗁 Miscellaneous (4 files)	Dec 1, 2020	Folder

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Be the first to post a comment or question about Nvstr.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Nvstr

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Nvstr. Once Nvstr accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Nvstr in exchange for your securities. At that point, you will be a proud owner in Nvstr.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Nvstr has set a minimum investment amount of US $1,000. Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Nvstr does not plan to list these securities on a national exchange or another secondary market. At some point Nvstr may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Nvstr either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Nvstr's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Nvstr's Form C. The Form C includes important details about Nvstr's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



nvstr

INVEST BETTER. TOGETHER.

THE MODERN BROKERAGE
DESIGNED TO HELP YOU
INVEST BETTER

JANUARY 2021

NVSTR.COM

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events, based information currently available, and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person of the company nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements; and is under no duty to update any such statements to conform them to actual results.

Nvstr Financial LLC, subsidiary of Nvstr Technologies Inc., is a FINRA-licensed broker-dealer. Nvstr Financial LLC is not involved or participating in this offering. Securities on the Nvstr app and website are offered through Nvstr Financial LLC. Nvstr Technologies Inc. is not a registered broker-dealer. This is not a recommendation or solicitation by Nvstr Financial LLC to invest in any security or investment.

Empowering Smarter Investing

Nvstr is a new **digital brokerage** platform.

We combine education, expert content, community collaboration, and intuitive tools to help people make **better investing decisions.**



Engaging content

Smart allocation

Ask experts

Discover ideas

Smart Investing Takes Time...



It can take long-term investors hours to research a single stock investment.



Most brokerages don't help you make smart investing decisions.

Instead, they focus on

1. Basic execution, or
2. Active/technical or options trading

That's because they rely on selling order flow to make money.



Investors must go elsewhere for the info, insights, community, and education they need.

For example - Google search, Yahoo Finance, CNBC, Seeking Alpha, Reddit, etc.

It's a disjointed, unreliable, time-consuming process.

…We Make It Easy



Content from experts, the community, and trusted news sources is personalized via machine learning to give long-term investors just what they need.



It's free to sign up and to open a simulated account. We charge $4.99 / month for live trading, so our incentives are aligned with our users'.

We don't depend on selling our members' trades to hedge funds. We don't encourage risky trades in options or penny stocks. We earn the membership fee by engaging, informing, and delighting our community.



Intuitive portfolio optimization helps you stay diversified, manage risk, and meet investing goals

Nvstr is a single platform to easily discover, discuss, and deploy investment ideas.

Our Community is Growing Fast



- Our community has grown to **25,000+** members

- Since Oct 2018 we've grown 20% per month

- Digital marketing spend* per new funded account has come down 72%



Simulated account refers to an account that has access to Nvstr's social and community features with simulated funds, rather than a live brokerage account. Monthly growth refers to net change in funded brokerage accounts since 10/31/2018.

Digital marketing spend *does not include salaries or other employment expenses of marketing personnel.*

The Space Is Growing Too

- Trading activity in individual brokerage accounts is **up 3x+** over last year

- Brokerage industry **revenue has nearly doubled** since the financial crisis and increased 3 years in a row



Brokerage Industry Revenue (billions)



Sources: CNBC, https://www.cnbc.com/2020/08/20/e-brokers-defy-odds-by-recording-record-trading-revenue-while-dropping-commissions-to-zero.html
St. Louis Fed, https://fred.stlouisfed.org/series/REVEF52312ALLEST

Here’s How Nvstr Works

1. Sign up for free at nvstr.com or in the iOS or Android app
2. Choose what you like – stocks, sectors, investing styles
3. Connect with friends, follow experts, and engage with the community
4. Receive updates personalized just for you: news, expert content, community trends, and much more
5. Build your smart, optimized portfolio that reflects your views


What do you like to invest in?
(Choose as many as you'd like)
Value Stocks
Famous Investors
Growth Stocks
Diversified ETFs
Popular Stocks
Dividend Stocks
Tech Sector
Energy Sector
Financial Sector
Healthcare Sector
Next
Not sure? Click here and we'll find a basket of diversified ETFs for you.


Here are stocks we found for your watchlist
Feel free to add or remove
Search Stocks and ETFs
Current Price
GOOG Alphabet Inc. 1,361.17 13.34 0.99% Why
T AT&T Inc. 38.59 0.33 0.86% Why
XRX Xerox Corporation Common... 36.81 -0.03 -0.08% Why
C Citigroup, Inc. Common Sto... 76.91 0.52 0.68% Why
M Macy's Inc Common Stock 15.63 0.45 2.96% Why
GM 36.11 Why


Hayden C., Eric M. and 1 other agreed with your PRO for SPCE (Virgin Gal...)
Morgan Stanley analyst Jonas "not only sees value in the co's core space tourism biz,but he assigned a greater value to its plans for hypersonic point-to-point travel, citing it as a potential disrupter of the airline industry"
Space investing became real this year as Morgan Stanley hosts packed NYC investor summit
cnbc.com
You Agreed
Share
Ask CTL


Optimize to seek $25,507 in additional projected returns.
Current Projected Value
$62,401
75% chance of being above $58K
Optimized Projected Value
$87,908
75% chance of being above $83K
Last updated 12/10/2019 4:31 PM
$93k
$88k
$83k
$67k
$62k
$58k
$39k
Today
Next

Portfolio value and projections images are illustrative only and do not represent expected results or performance

Nvstr is Different

No other platform engages and educates investors with

- Expert commentary from former Wall St. pros
- A community of intelligent investors
- Smart tools to build a portfolio optimized just for you



Smart Investing For Everyone



Trade Stocks Live or Simulated




Insights from Wall Street Professionals



Personalized News and Discussion



Understand Stocks Quickly

Portfolio optimization is available through the nvstr.com web app

Our Mission: To Help Investors

- Some competitors rely on order flow payments from hedge funds – their real "customers" – creating incentives that hurt individual investors
- We're beholden to our community, not to hedge funds that trade against our users
- The quality of the community we build and the content we share is our #1 focus















The New York Times

Robinhood Has Lured Young Traders, Sometimes With Devastating Results

2 days ago

Vox

From the Robinhood stock app to Reddit: The risky market of amateur trading

2 days ago

BUSINESS INSIDER

Scott Galloway: Online trading platforms are preying on young people - Busines…

3 weeks ago

Robinhood

CNBC

Top stocks on Robinhood brokerage get crushed as market violently reverses

1 month ago

MARKETS INSIDER

'Don't confuse day traders with serious investors': Warren Buffett and Howard…

3 weeks ago

BUSINESS INSIDER

Robinhood HQ got protective glass after frustrated traders showed up - Business Insider

1 day ago

We're Uniquely Positioned

Nvstr helps long-term, self-directed investors make smarter decisions



Funds, financial advisors

Robo-advisors

nvstr

Legacy online brokerages

Pure trading apps

Edward Jones — MAKING SENSE OF INVESTING

UBS

wealthfront

Betterment

Engagement
Guidance
Control

Fidelity INVESTMENTS

E*TRADE

robinhood

Webull

Not for brokerage audience

Focused on execution

Nvstr is not affiliated with any of the companies mentioned on this slide. All names and logos are the property of their respective owners.

Engaging Content & Sticky UX

- 78% of weekly app users check their content feed multiple times per week (11/30/2020 – 12/27/2020)

- With our ML-driven personalization, content engagement rates are 14%*

- Monthly funded account retention is ~99%

* **Feed engagement rate** refers to total number of engagements with content on Nvstr's app and website feed, divided by total number of items displayed on the feeds. If the same content item was shown to a user multiple times in one day, it is only counted once. **Nvstr's average feed engagement rate in 2020 was 14.0%**

Mobile app content feed view frequency




78%

Legend:
- 1 time
- 2 times
- 3 times
- 4 times
- 5 times
- 6-10 times
- 11-20 times
- 21-50 times
- 51-100 times
- >100 times

Funded account retention (3m avg)



Where Are We Headed?

- We've built a uniquely engaging investing platform that people love.
- This round will help us scale.
- Beyond brokerage, Nvstr's platform could expand to offer investment advice, fund management, retirement planning, and more



Realized and Projected Monthly Revenue
$450,000
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
Jan-19
Mar-19
May-19
Jul-19
Sep-19
Nov-19
Jan-20
Mar-20
May-20
Jul-20
Sep-20
Nov-20
Jan-21
Mar-21
May-21
Jul-21
Sep-21
Nov-21
Realized
Projected

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person of the company nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements; and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

Team and Investors

Bernard M. George – Co-founder, CEO

- Portfolio Manager at JPMorgan, Credit Suisse, $13bn fund C12
- Two-time U.S. Physics Olympiad Team member
- Harvard University, A.B. in Physics





Patrick J. Aber – Co-founder, COO

- Ex Tower Research Capital and The Carlyle Group
- Conducted research for HBS professor Josh Lerner
- Harvard University, A.B. in Applied Math/Economics

Hayden Cacace – Director of Product Engineering

- "Rookie of the Year" engineer at Electronic Arts in 2007
- Head of Production at Brooklyn software firm HappyFunCorp
- University of Michigan, B.S.E. in Computer Science

Jeff Black – VP of Content and Education

- Institutional Investor-ranked equity research analyst at Citigroup
- Previously at Barclays and Lehman Brothers
- University of Tennessee, B.A. and J.D.

Eric Martin – Director of Digital Marketing

- Winner of Jet.com referral competition
- Appearances on CNBC, Bloomberg, Fortune, etc.
- York College of Pennsylvania, B.A.















Notable Investors

Peter Christodoulo

- Partner at Francisco Partners
- Led Betterment's $60mm Series D round
- Board Member at Betterment

BoxOne Ventures

- Managing Partner Josh Felker, former partner at algorithmic trading firm DRW

Kan Liu

- Senior Director of Product Manager for Payments Platform at Google

Jerry Labowitz

- Former Head of Equity Research at Merrill Lynch
- Institutional Investor Hall of Fame member

Andy Brown

- CEO, Sand Hill East
- Board Member at Zscaler (NASDAQ: ZS), Guidewire (NYSE: GWRE), Pure Storage (NYSE: PSTG), LMRKTS, Moogsoft



Nvstr is not affiliated with any of the institutions mentioned on this slide. Names and logos are the property of their respective owners.

Summary

- Nvstr identified a **significant problem** in the **large and growing brokerage** market

- We built a **unique solution** powered by machine learning and engagement

- Our product has been proven and gained **significant traction**

- The subscription revenue model is strong and **aligns incentives well**

- We're now raising capital to scale and **grow the community**



15

EXHIBIT E
Video Transcript

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